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SEC FILE NUMBER
8-51822

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PCS Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Dayton Street, Suite 225
(No. and Street)

PROCESSED

Edmonds (City) Washington (State) 98020 (Zip Code)

APR 0 9 2007

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMSON FINANCIAL

Jennifer Waltier (206) 224-9848
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland New Jersey (State) 07068 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH. D.C. 185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jennifer Prinz
Signature

President
Title

Notary Public

SUSAN P HEGLAND
Commission Expires
NOTARY
PUBLIC
01-08-2008
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

PCS SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
PCS Securities, Inc.

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCS Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2007

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 2,567,411
Receivables from clearing brokers	301,268
Prepaid research costs	1,020,583
Property and equipment, net	58,827
Other assets	109,742
	$ 4,057,831
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued research costs	$ 880,713
Accrued expenses	207,596
Total liabilities	1,088,309
Subordinated borrowings	960,000
Stockholders' equity	
Common stock, par value $.01, 1,000 shares authorized, and 100 shares issued and outstanding	1
Additional paid-in capital	2,591,006
Accumulated deficit	(581,485)
Total stockholders' equity	2,009,522
	$ 4,057,831

See accompanying notes to financial statements.

1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is primarily engaged in providing independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. During 2006, the Company has expanded its business to offer direct sales of research to customers for cash payments. The Company is registered as a broker-dealer in 17 states and has one office located in Seattle, Washington.

The Company does not carry accounts for customers nor performs custodial functions related to securities. The Company clears its securities on a fully disclosed basis through its clearing brokers.

The Company conducts substantially all of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party research services.

2. Summary of significant accounting policies

Revenue Recognition

The Company earns revenue from direct sales of research to customers for cash payments. This revenue is earned in the month received. The associated research costs are recorded in the related period.

The Company records income from commissions on a trade date basis.

Research Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying balance sheet as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. Amounts relating to all customers with a negative commission total balance are reflected in the accompanying balance sheet as prepaid research costs. Such amounts represent the amount of research services paid on behalf of all customers for which future commissions are expected to be received. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method.

2. Summary of significant accounting policies (continued)

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Receivables from Clearing Brokers

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company considers all commissions receivable to be fully collectible.

Property and Equipment

Property and equipment currently in use is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives. Furniture's and fixtures is being depreciated over 5 years.

As of December 31, 2006, the software was not yet operational, once operational it will be amortized using the straight-line method over three years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state of Washington does not impose an income tax.

3. Property and equipment

Details of property and equipment at December 31, 2006 are as follows:

Software	$	43,813
Furniture and fixtures		15,268
		59,081
Less accumulated depreciation and amortization		254
	$	58,827

4. Subordinated borrowings

At December 31, 2006, the Company had borrowings of $960,000 from a shareholder pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and as such are available in computing net capital under the SEC's Uniform Net Capital rule. The loans are interest bearing at a rate of 10% per annum and mature on August 31, 2009 and May 31, 2010. Total interest expense, related to the two loans, for the year ended December 31, 2006 was approximately $56,000 as reflected in the statement of operations. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $1,738,000, which was approximately $1,665,000 in excess of its minimum requirement of approximately $73,000.

6. Related party transactions

The Company paid marketing and research fees of approximately $6,018,000 and approximately $140,000 of other expenses to companies owned wholly or in part by one of the Company's shareholders through research and administrative service agreements. The Company is obligated to pay a semi-annual bonus fee amount to a related party based on reaching a certain level of business with them. The Company reached this amount in 2006 and the associated bonus fee of $700,000 is included in research costs as reflected in the statement of operations.

7. Commitments

The Company rents an office under an operating lease in Seattle, Washington which expires on August 31, 2007. Rent expense for the year ended December 31, 2006 was approximately $15,900. Future minimum annual rent payments are approximately $9,500 through the expiration of the lease.

8. Concentrations

At December 31, 2006, all cash and cash equivalents were held in one bank/brokerage firm. Some holdings in these accounts, though covered by Securities Investor Protection Corporation ("SIPC"), are not insured by the Federal Deposit Insurance Corporation ("FDIC"). SIPC provides coverage for brokerage accounts up to a maximum of $500,000, of which $100,000 can be cash or cash equivalents. However, SIPC does not protect investors against market risks. All SEC and NASD registered broker-dealers are required to be members of SIPC. At December 31, 2006, such balances total approximately $2,120,000. The balance as of December 31, 2006, in the checking account, that exceeded the FDIC amount insured is approximately $347,000. No losses have occurred to date.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company derives most of its revenue from customers located within the United States. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on reputation of customer within the industry, historical trends and other information. To date, losses related to bad debts have been within management's expectations.

During the year ended December 31, 2006 approximately 44% (approximately $4,799,000) of research costs, as reflected on the statement of operations, were provided by one supplier, which is a related party.

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance to these clearance agreements, the Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification. Various clearing agreements require the Company to maintain net capital ranging between $150,000 and $250,000 at all times.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

END